PHLO CORP

                     Filing Type:  NT 10-Q
                     Description:  Notification of Late Filing
                     Filing Date:  Nov 14, 2000
                     Period End:   Sept 30, 2000

                Primary Exchange:  Over the Counter Includes OTC
                                   and OTCBB
                          Ticker:  PHLC

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                                Table of Contents

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             To jump to a section, double-click on the section name.

                                NT 10-Q OTHERDOC

PART I.......................................................................1
PART II......................................................................1
PART III.....................................................................2
PART IV......................................................................2


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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   Form 12b-25

                                                  Commission File Number 0-21079

                           NOTIFICATION OF LATE FILING

     (Check one): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

     For Period Ended: Sept 30, 2000

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

     For the Transition Period Ended: __________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    PHLO CORPORATION

Former name if applicable
Perry's Majestic Beer, Inc.
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Address of principal executive office (Street and number)
475 Park Avenue South, 7th Floor
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City, state and zip code    New York, NY 10016


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is a small company, with less than 10 employees. In connection with preparing and filing its Form 10-QSB, there is a greater relative need to involve outside accounting assistance and to coordinate such with the efforts of the Registrant's outside independent accounting firm which conducts a review of the Form 10-QSB. In the case of the Form 10-QSB for the second quarter ended September 30, 2000, this additional time was extended as the Registrant has been converting to a new accounting system, resulting in the Registrant's inability to prepare and file the Form 10-QSB by its prescribed due date without unreasonable effort and expense.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Anne P. Hovis, Esquire                        212-447-1322
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             (Name)                         (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |x| Yes

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Phlo Corporation
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                  (Name of Registrant as Specified in Charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date Nov 14, 2000                  By   /s/ James B. Hovis
                                        ----------------------------------------
                                        James B. Hovis
                                        President and Chief Executive Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).